August 16, 2006

Barry Florescue, Chief Executive Officer
Renaissance Acquisition Corp.
50 E. Sample Road, Ste. 400
Pompano Beach, FL 33064

> **Re: Renaissance Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on**
> **Form S-1**
> **File No. 333-134444**
> **Filed July 13, 2006**

Dear Mr. Florescue:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   We note that the insider warrants will be released from escrow 30 days after the completion of the initial business combination, and RAC has agreed it will not sell or transfer the insider warrants until after that 30 day period. We also note that the warrants will be privately placed and not registered. In the appropriate section, please revise to discuss how privately placed securities of a shell company could be subsequently transferred without registration. We direct your attention to the Division's letter dated January 21, 2000 to Ken Worm, Assistant Director, OTC Compliance Unit, NASD Regulation, Inc.

Prospectus Summary, page 7

2.   We note the additional disclosure that you will distribute from the trust before
        taking any actions to liquidate and dissolve the company funds if you are not
        able to consummate a business combination. It is not clear to us how you
        would be able to distribute trust funds pursuant to Delaware law prior to
        dissolving the company. Please provide us with an analysis of how the
        company would be able to distribute the trust proceeds to the public
        shareholders before dissolving the company. In your analysis, please address
        the applicability of Delaware General Corporation Law. Please add disclosure
        as appropriate.

3.   It would appear from the disclosure here that your shareholders will retain
        their shares after the pro rata trust distributions and before dissolution, if you
        are not able to consummate a business combination. If so, please discuss the
        applicability of Rule 419 of Regulation C to this offering. In your discussion,
        address the fact that once the trust funds are distributed, your net tangible
        assets may be $5 million or less and in that case your securities will be
        considered "penny stock" under Rule 3a51-1 under the Exchange Act.

Risk Factors, page 12

4.   We note the additional risk factor that begins at the bottom of page 14. Later
        in your prospectus, please clarify how your dissolution and liquidation would
        be funded should the funds outside of the trust account be insufficient to fund
        such processes. Does the indemnification agreement with Mr. Florescue
        require he fund the process in that scenario?

Use of Proceeds, page 22

5.   Please revise to clarify if the underwriters will be entitled to the interest that is
        earned on their portion of the trust fund.

Proposed Business, page 30

6.   We note your response to comment nine of our letter dated June 30, 2006.
        Please revise to discuss further how you will conduct your search if you
        decide to seek a company not within your management's expertise.

7.   We note the responses to comments 11 and 12 of our letter dated June 30,
        2006 and the additional disclosure on page 32 that you may acquire a
        company that is "suffering losses but which [you] believe has long-term
        potential or whose business could be grown under [your] management's
        leadership." Please add disclosure to elaborate on these possibilities. For
        example, explain your definition of "long-term potential" and explain how
        you will assess that potential, particularly if the entity under consideration is

outside an industry in which your management has expertise. Please revise to elaborate on the possibility of acquiring companies "suffering losses." Please revise to clarify if current management would remain following the acquisition of an underperforming company.

8.   We note your responses to comments 14 and 15 of our letter dated June 30, 2006. We also note the additional disclosure that the fair market value of the target will be determined "for this purpose" by your board. Please revise to clarify the reference to "this purpose." Are you referring only to the 80 percent threshold? If so, revise to clarify if the disclosure implies that the board will not opine upon the fairness of the transaction in general or other circumstances.

9.   Please revise to define the phrase "as promptly as practicable" as used on page 35.

10.   We do not understand the additional disclosure on page 37 that the "procedures, or a vote to reject any plan of dissolution," could delay or prohibit the distribution of the proceeds to the public stockholders in light of the disclosure that you will distribute the trust proceeds prior to seeking dissolution. Please revise to clarify.

11.   We note your response to comment 17 of our letter dated June 30, 2006. On page 37 you address issues that would not apply to companies subject to Rule 419 of Regulation C. For instance, you discuss the fact that shareholders will have to vote to dissolve the shares and the applicability of debtor/creditor law to the trust proceeds. Please revise to incorporate those differences here.

Management, page 43

12.   We note that your management members are also related parties or members of RAC Partners. Please revise to discuss the business of RAC Partners and its affiliated entities. Please revise to identify each person who is also involved with RAC Partners.

Conflicts of Interests, page 49

13.   We note the second bullet point on page 49 that your officers and directors may purchase shares in the offering or open market and vote such shares any way they chose. Please revise here and where appropriate to clarify how such persons could recommend and propose a business combination to shareholders yet vote against it. Also, revise to discuss the impact on your initial shareholders average purchase price, taking into account the initial shares already issued, if they are able to vote against a proposed business combination and convert their shares to a pro rata portion of the trust.

14.   We are not able to locate your response to comment 32 of our letter dated June 30, 2006 that you state is located on page 49. Please advise.

Financial statements

Notes to Financial Statements

Note C - Proposed offering, F-8

15.   We noted your response to comment 38 of our comment letter dated June 30, 2006; however, your conclusion does not appear consistent with the accounting principles set forth in EITF 00-19. In your response you state that, "there are no contractual circumstances under which the Company would be required to net cash settle" in relation to the warrants. Your warrant and unit purchase option agreements do not explicitly rule out cash settlement and it is unclear whether there are any situations where the holders can obtain net cash settlement.   Paragraph 17 of EITF 00-19 states (a) if the warrants require physical or net share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement would be permitted or required and (b) the contract requires physical or net-share settlement by delivery of registered shares and <u>does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares</u>, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Accordingly, the warrants must be classified as a liability because share settlement is not within the company's control. Please revise or tell us how your equity classification is appropriate and provide the specific references to the warrant and related agreements which supports your conclusion.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Raj Rajan at (202) 551-3388. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

cc: Gerald Adler
         Fax: (212) 698-3599